100 N. 18th Street Suite 300 Philadelphia, PA 19103 t 202.778.6400 f 202.778.6460

Cavas S. Pavri 202.724.6847 cpavri@schiffhardin.com	www.schiffhardin.com

April 9, 2021

By EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel Morris, Esq.

Re:	eSports Technologies, Inc.
Registration Statement on Form S-1
Filed March 9, 2021
File no. 333-254068

Dear Mr. Morris:

This letter is being submitted on behalf of eSports Technologies, Inc. (the “Company”) in response to the comment letter, dated April 9, 2021, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to its Registration Statement on Form S-1 filed April 1, 2021 (the “Registration Statement”). The Company’s Amendment No. 2 to its Form S-1 Registration Statement (the “Amended Registration Statement”) has been submitted to the Commission.

For your convenience, we have repeated the comment prior to the response in italics.

Amended Registration Statement on Form S-1

Future Products and Services, page 36

1.       We note your response to prior comment 2. Please revise to disclose the material terms of your agreement with an outside contractor to develop a "free to play" product for $1.5 million, including relevant cost and performance milestones. In addition, please file the agreement as an exhibit.

Securities and Exchange Commission

Response: The disclosure in the Amended Registration Statement has been amended as follows (emphasis added):

“We intend to offer “free to play” engagement products that players around the world can play for fun. Although they will be centered on predicting game outcomes, these games are not considered gambling and we will monetize the traffic via advertising (both display and affiliate) as well as offering microtransactions and in-game currencies. In addition to the opportunity to generate revenue through advertising and microtransactions, these “free to play” engagement products will allow us to introduce our platform to jurisdictions where we are not yet licensed for gaming, develop a fan or player base in advance of us obtaining licensing, as well as allow us to introduce our products to potential players who may not be inclined to participate in our wagering products, thus proving multiple opportunities for us to increase our platform’s visibility. We are still in the beginning stages of development on this project, although we have sourced a third party platform that we will utilize to develop this “free to play” product. We expect to introduce an initial “free to play” product during the second half of 2021. We expect to spend approximately $1.5 million over the next three years to develop, support and launch this product as follows: (i) license and development costs of approximately $700,000 to an outside contractor; (ii) internal resources of approximately $300,000; and (iii) marketing support of approximately $500,000. We will primarily utilize an outside contractor to develop this product.”

The Company has filed the agreement with the outside contractor as an exhibit to the Amended Registration Statement.

Exhibit 5.1

2.       We note that the opinion is limited to "Chapter 78 of the Nevada Revised Statutes and the State of New York," however the Representative Warrant is governed by California law. Please revise the opinion accordingly.

Response: Exhibit 4.2 has been re-filed with a change to the governing law to New York.

General

3.       Please confirm that you will specify prior to effectiveness the fixed price at which or price range within which selling shareholders will sell their shares. Refer to Item 501(b)(3) of Regulation S-K.

Response: The Company has revised the Amended Registration Statement to state the price range within which selling shareholders will sell their shares.

4.       We note that your platform will be designed to allow wagering sites to “find other sites that would be willing to take a portion” of large wagers. Please supplementally explain how a wagering site using your platform would “request” that another site take a portion of a large position on one side of a wager. Please also tell us if and how much you would be paid to match buyers and sellers of interests in large wagers. In your response, you should address whether your proposed platform may be deemed a marketplace to sell interests in securities, such as a secondary exchange or alternative trading platform.

Response: When the platform is introduced, the Company will seek to have other wagering sites as customers or users of its platform. If a wagering site had a position in a particular esports event for which it wished to reduce its exposure, the site would seek to take (or request) a matching wager on the platform and another customer or user of the platform could choose to accept such wager. By doing so, the initial wagering site would reduce its overall exposure to the esports event. The Company’s current expectation is that it would receive a fee on each matched transaction. At this time, the size of the fee is unknown, but would likely be relative to the size of the wager.

Securities and Exchange Commission

The Company does not believe its platform would be considered a marketplace for “securities”. As stated above, the wagers themselves are not being transferred via the platform, but the platform will allow parties to make offsetting wagers to reduce their exposure to an event. Regardless of whether the wagers are being transferred, the Company does not believe a wager is a security under Section 2(a)(1) of the Securities Act of 1933, as amended, which defines the term “security” by enumerating a list of financial arrangements that Congress expressly intended to capture within the purview of the statute, of which a betting wager is not expressly listed among the enumerated examples. In addition, utilizing the “Howey Test” in the case SEC v Howey, the Supreme Court articulated the legal standard for determining when a financial arrangement may be deemed an “investment contract” and, therefore, a “security.” As Howey and its progeny explain, a financial arrangement is an “investment contract” if the arrangement involves (1) an investment of money; (2) in a common enterprise; (3) with a reasonable expectation of profits to be (4) derived solely from the efforts of others. A betting wager is not an investment in a common enterprise with a reasonable expectation of profits to be derived from the efforts of others. Furthermore, the Company advises the Staff that the Company’s platform will not be utilized by U.S. entities.

In order to better clarify the process to be used on the platform, the Amended Registration Statement has been amended as follows (emphasis added):

“We intend to build a trading platform which will allow for more of a business-to-business experience by matching up larger volume betting and position asks across businesses operating in the esports wagering space. We believe current esports wagering operators and services are catered to a recreational bettor both in terms of the software designed to allow them to make wagers and the amounts and offerings provided to them. We intend to create a more trading-focused experience, supporting a much larger betting size and allowing users of our platform, which we expect to consist primarily of other wagering platforms, to “request” esports wagers to be taken by other wagering operators, not just by our own company. For example, if another wagering site had a large position on one side of a wager, that site would be able to use our platform to find other sites that would be willing to take a portion of the wager. This would be accomplished by seeking a new matching wager on the platform for which another customer or user of the platform could choose to accept such new wager. By doing so, the initial wagering site would reduce its overall exposure to the esports event. In such case, our goal would only be to assist the parties in matching their wagers. We do not intend to use the platform to increase our risk with respect to wagers shown our platform. We believe these future products will be able to attract other betting sites, as well as larger bettors, by providing trading functionality and enabling a transactional-focused revenue stream, which we define as a revenue stream based on transactions completed on our platform and which does not require us to assume the risk of the wagers placed. Additionally, the platform may provide our modeling team with more data to drive efficiencies and improvements to our models, which we believe may reduce our risk. We are still in the beginning stages of development on this project. We expect to develop an internal beta for this platform early in the third quarter of 2021. We will test these internal beta versions in-house, and then we intend to launch the platform on a limited basis by the end of the third quarter of 2021. We expect to spend approximately $200,000 for the initial introduction of the platform. Our ability to develop the foregoing platform is based on our ability to improve our internal modeling with respect to esports events and to create the software needed to house the platform. We are working on the modeling portion of the platform entirely in-house, and we do not outsource our modeling work to independent contractors. We currently have five employees that work on modeling and data retrieval. The software platform is also being currently developed using in-house employees, provided that we may utilize outside contractors to assist in the software development in the future.”

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Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely,

SCHIFF HARDIN LLP

/s/ Cavas Pavri
By: Cavas Pavri

Enclosures
cc:	Aaron Speach, CEO Jim Purcell, CFO